jnr RESOURCES
THE URANIUM COMPANY

921-470 Granville St.
Vancouver, B.C. V6C 1V5
Canada
Phone: (604) 684-5118 or 1-800-661-4050
Fax: (604) 682-8566
www.jnrresources.com
info@jnrresources.com

CDNX - JNN

Writer's direct line: (604) 689-7422

March 1, 2002

Securities & Exchange Commission
Division of Corporate Finance
450 - Fifth Street, N.W.
Washington, D. C.
U. S. A. 20549

Attention: Office of International Corporate Finance

Dear Sirs:

Re: **File No. 82-4720**
Required Filings - Exemption under Rule 12g3-2(b)

We enclose for your files copies of documents filed by JNR Resources Inc. ("the Company") with the British Columbia Securities Commission and/or the Alberta Securities Commission and/or the Canadian Venture Exchange, as follows:

- News release issued by the Company on February 20, 2002;
- News release issued by the Company on March 1, 2002.

We trust that you will find this to be in order.

Yours truly,

JNR RESOURCES INC.

T. A. (Drew) Parker
Secretary

TAP:bs

Enclosures.

dw 3/14

JNR RESOURCES
THE URANIUM COMPANY

CDNX: JNN
12g3-2(b): #82-4720

#921, 470 Granville Street
Vancouver, BC V6C 1V5
Canada
Phone:(306) 249-3562
Fax: (604) 682-8566
www.jnrresources.com
info@jnrresources.com

NEWS RELEASE

FEBRUARY 20, 2002
No. 02-03

DRILLING PROGRAM COMMENCES

Mr. Rick Kusmirski, President of JNR Resources Inc. ("JNR"), reports that the 2002 winter diamond drilling program on the JNR / Kennecott Canada Exploration Inc. ("Kennecott") Moore Lake uranium project is underway.

Mobilization has been completed with drilling expected to commence within the next twenty-four hours. The program is being operated and funded by Kennecott, which plans to focus on following up on the encouraging results from the 2001 winter drilling program.

These results were obtained in drill holes ML01-15, ML01-18 & ML01-19. Hole ML01-15, intersected polymetallic mineralization, including uranium in a steeply dipping basement structure, and was ultimately lost in strongly graphitic and clay altered basement rocks. Holes ML01-18 & -19 intersected low grade uranium mineralization in sheared, altered and geochemically anomalous basement rocks well beneath the unconformity.

The extent of the 2002 program has yet to be finalized. It will, in part, be dependent upon the results of the follow-up drilling. Results of the drill program will be released as they become available.

ON BEHALF OF THE BOARD

"R. T. Kusmirski"
Rick Kusmirski, President & Director

For further information, please call:
(306) 249-3562

JNR RESOURCES
THE URANIUM COMPANY

CDNX: JNN
12g3-2(b): #82-4720

#921, 470 Granville Street
Vancouver, BC V6C 1V5
Canada
Phone:(306) 249-3562
Fax: (604) 682-8566
www.jnrresources.com
info@jnrresources.com

NEWS RELEASE

MARCH 1, 2002
No. 02-04

PRIVATE PLACEMENT

Rick Kusmirski, the President of JNR Resources Ltd. (the "Company"), announces that the Company has negotiated a non-brokered private placement of a total of 150,000 units (the "Private Placement Units"), each unit comprised of one flow-through common share and one non-transferable share purchase warrant, in the capital stock of the Company at $0.10 per unit to net the treasury an aggregate of $15,000. One share purchase warrant will entitle the placee to purchase one additional common share of the Company for a period of 24 months from the date of the initial purchase at $0.12 per share. The common shares and any shares issued on the exercise of the share purchase warrants forming a part of the Private Placement Units will be subject to a "hold period" of twelve months from February 28, 2002.

The proceeds of the private placement will be expended on further exploration of the JNR Resources Inc. joint venture uranium prospect properties, situated in the Athabasca Basin of Saskatchewan. The proceeds from the exercise of the warrants will provide general working capital.

The private placement transaction is subject to acceptance by the Canadian Venture Exchange and any other regulatory authority having jurisdiction.

ON BEHALF OF THE BOARD

"R. T. Kusmirski"
Rick Kusmirski, President & Director

For further information, please call:
(306) 249-3562